

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

> **Re: Syra Health Corp**
> **Registration Statement on Form S-3**
> **Filed January 24, 2025**
> **File No. 333-284498**

Dear Deepika Vuppalanchi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Fessler